Aspen and Westchester provide Manitoba update

Calgary, Alberta May 9, 2005 - Aspen Group Resources Corporation (TSX: ASR) and Westchester Resources Inc. (TSXV: WSR) today provided updates on their 50/50 Joint Venture (the Joint Venture) project in Manitoba. Two sites have been permitted and well-cost estimates have been prepared. The Joint Venture expects to secure a drilling rig by the end of May and begin drilling operations in June.

The initial 2 - well program will utilize horizontal drilling techniques to explore three target zones: the Middle Daly Member and the Cruickshank Crinoidal Member in the Lodgepole formation and the underlying Bakken formation. Horizontal drilling has been used successfully in these type structures to enhance production and recovery rates. The first well will be drilled at location 16-10-9-28W1M, followed by a well at 10-30-9-28W1M. The well locations are within an area that has established production.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Westchester’s shares trade on the TSX Venture Exchange under the symbol “WSR”.

Aspen Group Resources Corporation	Westchester Resources Inc.
Ali Mahdavi or Kevin O’Connor	Kevin O’Connor
(877) 775-8734	(416) 962-3300
info@aspengroupresources.com
www.aspengroupresources.com

Portions of this document include "forward-looking statements", which may be understood as any statement other than a statement of historical fact. These statements are based on managements’ current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements may include, but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Joint Venture’s projects and other statements which are not historical facts. When used in this document, and in other published information of Westchester and Aspen, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are indicative of a forward-looking statement. Although Westchester and Aspen believe that their expectations reflected in the forward-looking statements are reasonable, the potential results suggested by such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws.  Certain factors that can affect Westchester’s and Aspen’s ability to achieve projected results are described in Aspen’s Annual Report and Form 20-F, and other reports filed by both companies with the applicable Canadian securities regulatory authorities and by Aspen with the US Securities and Exchange Commission. Factors that can affect the ability of Aspen and Westchester to achieve projected results include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, the ability of Aspen and Westchester to implement its business strategy, the potential that projects will experience technical and mechanical problems, geological conditions in the reservoir which may negatively impact levels of oil and gas production and changes in product prices and other risks not anticipated by the Joint Venture or disclosed in published material of Westchester or Aspen.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.